July 31, 2025

Vernice Howard
Chief Financial Officer
1847 Holdings LLC
260 Madison Avenue, 8th Floor
New York, NY 10016

       Re: 1847 Holdings LLC
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41368
Dear Vernice Howard:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Exhibits

1. Please amend your Section 906 certifications in Exhibits 32.1 and 32.2 to reference the correct fiscal year end of December 31, 2024, rather than December 31, 2023.
       Refer to Item 601(b)(32) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 31, 2025
Page 2



       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.




                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services